Exhibit 6 under Form N-1A
                                                Exhibit 1 under Item 601/Reg.S-k

                                    Exhibit B
                                     to the
                             Distributor's Contract
                                    FTI FUNDS

                                  FTI Bond Fund
                             FTI Municipal Bond Fund
                      FTI Large Capitalization Growth Fund
                 FTI Large Capitalization Growth and Income Fund

      The following provisions are hereby incorporated and made part of the Distributor's Contract dated December 20, 1995, between FTI Funds and Edgewood Services, Inc. with respect to the Funds set forth above.

        1. The Trust hereby appoints EDGEWOOD to engage in activities principally intended to result in the sale of shares of the above-listed Funds ("Shares"). Pursuant to this appointment, EDGEWOOD is authorized to select a group of financial institutions ("Financial Institutions") to sell Shares at the current offering price thereof as described and set forth in the respective prospectuses of the Trust.

        2. During the term of this Agreement, the Trust will pay EDGEWOOD for services pursuant to this Agreement, a monthly fee computed at the annual rate of 0.75% of the average aggregate net asset value of the Shares held during the month. For the month in which this Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agreement is in effect during the month.

        3. EDGEWOOD may from time-to-time and for such periods as it deems appropriate reduce its compensation to the extent any Fund's expenses exceed such lower expense limitation as EDGEWOOD may, by notice to the Trust, voluntarily declare to be effective.

        4. EDGEWOOD will enter into separate written agreements with various firms to provide certain of the services set forth in Paragraph 1 herein. EDGEWOOD, in its sole discretion, may pay Financial Institutions a periodic fee in respect of Shares owned from time to time by their clients or customers. The schedules of such fees and the basis upon which such fees will be paid shall be determined from time to time by EDGEWOOD in its sole discretion.

        5. EDGEWOOD will prepare reports to the Board of Trustees of the Trust on a quarterly basis showing amounts expended hereunder including amounts paid to Financial Institutions and the purpose for such expenditures.

      In consideration of the mutual covenants set forth in the Distributor's Contract dated December 20, 1995 between FTI Funds and EDGEWOOD, FTI Bond Fund, FTI Municipal Bond Fund, FTI Large Capitalization Growth Fund, and FTI Large Capitalization Growth and Income Fund first set forth in this Exhibit.

Witness the due execution hereof this 5th day of August, 1998.


                                    FTI Funds



                                    By:  /s/ Jeffrey W. Sterling
                                    Name:  Jeffrey W. Sterling
                                    Title:  Vice President


                                    Edgewood Services, Inc.


                                    By:  /s/ Lawrence L. Caracciolo
                                    Name:  Lawrence L. Caracciolo
                                    Title:  Director & President